Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
NOVEMBER 6, 2009
LJ INTERNATIONAL ANNOUNCES THIRD QUARTER
EARNINGS RELEASE DATE AND CONFERENCE CALL
HONG KONG, November 6, 2009 — LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced that it will issue its third-quarter 2009 financial results after-market on Wednesday, November 11, 2009 followed by a conference call at 4:30 pm ET.

WHAT:	LJ International, Inc. Third Quarter 2009 Earnings Conference Call

WHEN:	Wednesday, November 11, 2009 — 4:30 pm Eastern Time

HOW:	Live via phone by dialing (877) 407-9210 and asking for the LJ International, Inc. call. Please call at least 10 minutes prior to the start time, or live over the Internet by visiting http://www.JADE 3Q09 Conference Call.com.

REPLAY:	A replay of the conference call will be available through November 25, 2009 and may be accessed by calling 877-660-6853. Please use account #286 and conference ID #337159.

RSVP:	To register for the call or to be added to LJ International, Inc.’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or 818-382-9702.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements. These forward-looking statements do not constitute promises or guarantees of future performance, but involve a number of risks and uncertainties that could cause actual results to differ materially from such statements. Factors that could cause actual results to differ materially from such statements include, but are not limited to, factors relating to future revenues and earnings, expectations that the Company will not be negatively impacted by further one-time events relating to, but not limited to, write-offs related to its U.S. customers, significant or unforeseen litigation expenses, fluctuations in the Company’s gross margins, productivity improvements at its ENZO Division, continued weakness in the global economic climate, particularly in the U.S. and China as well as additional risk factors detailed in the Company’s most recent filings with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.
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